03039287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002



OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-08164

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:



Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: [signature]

Philip Fornecker
Vice President Finance

Dated: October 15, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: October 15, 2003

(

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: October 15, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: October 15, 2003

# Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

**Financial Statements and Supplemental Schedules**
**As of December 31, 2002 and 2001 and for the year ended December 31, 2002**

# Novo Nordisk Pharmaceuticals, Inc.
# 401(k) Savings Plan

## Table of Contents to Financial Statements and Additional Information
## As of December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

**Report of Independent Auditors**

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 4, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

## Report of Independent Auditors

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 4, 2003

# Novo Nordisk Pharmaceuticals, Inc.
# 401(k) Savings Plan

## Statement of Net Assets Available for Benefits
## As of December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Cash** | $ 2,761 | $ 8,403 |
| **Investments, at fair value:** | | |
| Trust funds | 43,783,512 | 44,758,185 |
| Common stock | 15,074,591 | 19,733,762 |
| **Investments, at contract value:** | | |
| Trust funds | 9,855,552 | 6,514,293 |
| Participant notes receivable | 1,802,035 | 1,440,482 |
| | 70,518,451 | 72,455,125 |
| **Receivables:** | | |
| Employers' contributions | 14,902 | 6,008 |
| Participants' contributions | - | 1,549 |
| Stock allocation receivable | - | 114,739 |
| | 14,902 | 122,296 |
| Net assets available for benefits | $ 70,533,353 | $ 72,577,421 |

# Novo Nordisk Pharmaceuticals, Inc.
# 401(k) Savings Plan

## Statement of Changes in Net Assets Available for Benefits
## For the Year Ended December 31, 2002

| | 2002 |
|---|---|
| **Additions to net assets attributed to:** | |
| Investment income (loss) | |
| Net depreciation from trust funds | $ (8,849,239) |
| Interest | 406,337 |
| Net depreciation on common stock | (6,290,405) |
| | (14,733,307) |
| Contributions | |
| Employers | 8,790,903 |
| Participants | 7,217,453 |
| Participants' rollover | 628,571 |
| | 16,636,927 |
| Total additions | 1,903,620 |
| **Deductions from net assets attributed to:** | |
| Withdrawals/distributions | (3,947,688) |
| Total deductions | (3,947,688) |
| Net decrease | (2,044,068) |
| Net assets at beginning of year | 72,577,421 |
| Net assets at end of year | $ 70,533,353 |

## 1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

**General**
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have at least three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

**Contributions**
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies' contributions are discretionary. For the years ended December 31, 2002 and 2001, the Companies' cash contributions represent 8% of each participant's annual compensation. The Companies also make additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

**Vesting Benefits and Forfeitures**
Company contributions to participants' account vest according to the following schedule:

| Years of Service | Vesting % |
|---|---|
| Less than 1 | 0% |
| 1 | 33% |
| 2 | 66% |
| 3 or more | 100% |

Participants are 100% vested in their own contributions.

At December 31, 2002 and 2001 there were $ 434,916 and $ 186,573 respectively, of forfeitures remaining in the plan.

**Participant Accounts**

Each participant's account is credited with the participant's contributions and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

**Participant Notes Receivable**
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

**Withdrawals or Distributions**
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2002 totaled $ 3,687 and $ 0 in 2001.

**Plan Termination**
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

## 2. Summary of Accounting Policies

**Method of Accounting**
The Plan's financial statements are prepared on the accrual basis of accounting.

**Investments**
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of the various trust funds, which are invested in short-term investments or guaranteed investments, are valued at contract value, which approximates fair value. Participant loans are valued at contract value, which approximates fair value.

**Investment Income**
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

**Benefits**
Benefits are recorded when paid.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

**Risks and Uncertainties**
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

## 3. Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003. The Companies believe that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

## 4. Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"). The following table presents the Plan's investments as of December 31, 2002 and 2001 that represent 5 percent or more of the Plan's net assets as of year end:

| | December 31, 2002 | 2001 |
|---|---|---|
| **Investments at fair value:** | | |
| **Trust funds:** | | |
| Scudder-Dreman High Return Equity | $9,986,558 | $12,014,968 |
| Franklin US Gov't Securities | 6,392,004 | * |
| Schwab S&P 500 – Investor SHS | 5,384,228 | 5,530,624 |
| INVESCO Total Return Fund | 4,797,643 | 5,640,950 |
| MFS Mass Inv. Growth Stock Fund | 4,780,696 | 5,853,876 |
| Janus Fund | * | 3,783,184 |
| **Common stocks:** | | |
| Novo Nordisk A/S, American Depository Shares | 14,323,096 | 17,910,104 |
| **Investments at contract value:** | | |
| **Trust funds:** | | |
| Schwab Value Advantage Fund | 9,854,765 | 6,513,760 |

* Investment was less than 5% of Net Assets for the year.

# Novo Nordisk Pharmaceuticals, Inc.
# 401(k) Savings Plan

## Schedule of Assets (Held at End of Year)** as of December 31, 2002
## Schedule I

| | Cost | Fair Value |
|---|---|---|
| **Investments at fair value:** | | |
| **Trust funds:** | | |
| Scudder-Dreman High Return Equity | ** | 9,986,558 |
| Franklin US Gov't Securities | ** | 6,392,004 |
| * Schwab S&P 500 – Investor SHS | ** | 5,384,228 |
| INVESCO Total Return Fund | ** | 4,797,643 |
| MFS Mass Inv. Growth Stock Fund | ** | 4,780,696 |
| Janus Fund | ** | 3,120,200 |
| Safeco Growth Fund | ** | 2,015,623 |
| Europacific Growth Fund | ** | 1,821,182 |
| * Schwab Asset Dir High Growth Fund | ** | 1,751,292 |
| * Schwab Asset Dir Balanced Growth Fund | ** | 1,702,099 |
| * Schwab Asset Dir Conservative Growth Fund | ** | 944,051 |
| GAM International Fund | ** | 727,131 |
| Ariel Appreciation | ** | $ 360,805 |
| | | 43,783,512 |
| **Common stocks:** | | |
| * Novo Nordisk A/S, American Depository Shares | ** | 14,323,096 |
| Bristol-Myers Squibb Company, Common Stock | ** | 751,495 |
| | | 15,074,591 |
| **Investments at contract value:** | | |
| **Trust funds:** | | |
| * Schwab Gov't Money Fund | ** | 507 |
| * Schwab US Treasury Money Fund | ** | 280 |
| * Schwab Value Advantage Fund | ** | 9,854,765 |
| | | 9,855,552 |
| * Participant notes receivable | | 1,802,035 |
| Total investments | | $ 70,515,690 |

* Party-in-interest.

** Cost information not required for participant directed investments.

# Novo Nordisk Pharmaceuticals, Inc.
# 401(k) Savings Plan

## Schedule of Nonexempt Transactions for the Year Ended December 31, 2002

**Schedule II**

| Identity of Party Involved | Relationship to Plan | Description | Purchase Price | Selling Price | Lease Rental | Expenses | Cost | Current Value | Net Gain |
|---|---|---|---|---|---|---|---|---|---|
| Novo Nordisk® Pharmaceuticals, Inc. | Sponsor | Sponsor failed to remit employee contributions timely | $3,992 | $ - | $ - | $ - | $3,992 | $4,033 | $41 |
| Novo Nordisk® Pharmaceuticals, Inc. | Sponsor | Sponsor failed to remit employee contributions timely | $4,403 | $ - | $ - | $ - | $4,403 | $4,515 | $112 |
| Novo Nordisk® Pharmaceuticals, Inc. | Sponsor | Sponsor failed to remit employee contributions timely | $3,440 | $ - | $ - | $ - | $3,440 | $3,599 | $159 |
| Novo Nordisk® Pharmaceuticals, Inc. | Sponsor | Sponsor failed to remit employee contributions timely | $3,293 | $ - | $ - | $ - | $3,293 | $3,445 | $152 |

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S of our report dated September 4, 2003 relating to the financial statements of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
November 19, 2003

** TOTAL PAGE.03 **

## 5. Nonexempt Transaction

During 2002, the Company did not remit employee contributions timely. The company has paid all related fines. The nonexempt transactions have no effect on the tax status of the Plan.

## 6. Related Party Transaction

The Plan investments are managed by Schwab Retirement Plan Services . Schwab Retirement Plan Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the Investment Management Services amounted to $44,312 for the year ended December 31, 2002.